PRESS RELEASE	AUGUST 9, 2023

Largo Reports Second Quarter 2023 Financial Results, Including Further Progress on its Cost Reduction Initiatives and Commissioning of its Ilmenite Production as a By-Product of its Vanadium Operations
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q2 2023 and Other Highlights

  Revenues of $53.1 million vs. revenues of $84.8 million Q2 2022; Revenues per pound of V2O5 sold1 of $9.42 vs. $11.69 per pound sold in Q2 2022, mainly driven by a sharp decrease in V2O5 prices during the quarter, which was partially offset by an increase in the Company's high purity vanadium sales

  Operating costs of $43.0 million vs. $50.7 million in Q2 2022; Cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $5.18 vs. $4.23 in Q2 2022

  Net loss of $6.0 million vs. net income of $18.0 million in Q2 2022; Basic loss per share of $0.09

  Cash provided before working capital items of $3.8 million vs. $25.4 million in Q2 2022; Cash provided by operating activities of $18.1 million vs. $2.9 million in Q2 2022

  Cash balance of $64.0 million, net working capital2 surplus of $103.1 million and debt of $65.0 million exiting Q2 2023

  V2O5 production 2,639 tonnes (5.8 million lbs3) vs. 3,084 tonnes in Q2 2022 and 2,111 tonnes in Q1 2023; V2O5 equivalent sales of 2,557 tonnes vs. 3,291 tonnes in Q2 2022

  Commissioning of the Company's ilmenite concentration plant has commenced and is expected to be completed in Q3 2023, at which point a gradual ramp-up of ilmenite production in Q4 2023; Ilmenite concentrate will become a by-product of the Company's vanadium operations in Brazil

  Hot commissioning of Largo Clean Energy's ("LCE") 6.1 megawatt-hour ("MWh") Enel Green Power España ("EGPE") vanadium redox flow battery ("VRFB") deployment remains ongoing, with provisional acceptance by EGPE expected in Q3 2023

  The Company published its 2022 Sustainability Report entitled: "Building a low-carbon future together" highlighting the development and improvement of its ongoing sustainability programs

  Q2 2023 results conference call: Thursday, August 10th at 1:00 p.m. ET

Vanadium Market Update4

  The average benchmark price per lb of V2O5 in Europe was $8.46 in Q2 2023, a 19% decrease from the average of $10.39 seen in Q1 2023 and a 24% decrease from the average of $11.08 seen in Q2 2022; The average benchmark price per kg of ferrovanadium in Europe was $33.47 in Q2 2023, a 15% decrease from the average of $39.46 seen in Q1 2023 and a 24% decrease from the average of $43.83 seen in Q2 2022

  Lower vanadium prices can be attributed to weaker demand in the Chinese construction market; however, these prices been partially offset by higher VRFB deployments in China and increased aerospace demand

  The average European benchmark V2O5 price at June 30, 2023 was approximately $7.98 per lb, compared with approximately $10.13 per lb at March 31, 2023 and $9.15 per lb at June 30, 2022

  According to Vanitec, demand in energy storage applications has increased by 141% from Q1 2022 to Q1 2023

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three and six months ended June 30, 2023. The Company reported revenues of $53.1 million from vanadium pentoxide ("V2O5") equivalent sales of 2,557 tonnes.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "A sharp decrease in V2O5 prices combined with lower sales in Q2 2023 impacted the Company's financial performance for the quarter. Higher production at the end of the second quarter is positively impacting in-transit inventory and should support higher availability and sales in the coming months. Our primary focus continues to be on delivering production and sales targets safely, optimizing our mine plan, as well as implementing additional cost reduction measures at both the mine site and at LCE to support profit margins going forward. The Company is beginning to see a reduction in key consumable costs at its mine site and has implemented a cost reduction plan at LCE."

He continued: "Chinese and European steel sector spot demand for vanadium was weaker in Q2 2023, however, strong demand from the aerospace industry offset this during the quarter. Importantly, recent estimates indicate that energy storage demand is expected to increase significantly in the future, driven primarily by new VRFB deployments to 2030, with a CAGR of 14%8."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues	53,110	84,804	110,531	127,492
Operating costs	(43,029)	(50,704)	(88,960)	(79,662)
Direct mine and production costs	(24,976)	(23,905)	(53,395)	(41,465)
Net income (loss) before tax	(4,647)	22,409	(3,932)	23,223
Income tax recovery (expense)	295	(7,115)	(38)	(7,717)
Deferred income tax (expense) recovery	(1,614)	2,671	(3,203)	505
Net income (loss)	(5,966)	17,965	(7,173)	16,011
Basic earnings (loss) per share	(0.09)	0.28	(0.11)	0.25
Diluted earnings (loss) per share	(0.09)	0.28	(0.11)	0.25

Cash provided before non-cash working capital items	3,841	25,400	11,991	31,151
Net cash provided by (used in) operating activities	18,057	2,902	23,010	(1,148)
Net cash (used in) provided by financing activities	(1,756)	(15,679)	23,549	(15,294)
Net cash used in investing activities	(14,283)	(11,383)	(37,689)	(15,651)
Net change in cash	2,405	(25,516)	9,509	(30,912)

	As at
	June 30, 2023	December 31, 2022
Cash	63,980	54,471
Debt	65,000	40,000
Working capital[2]	103,147	115,171

Maracás Menchen Mine Operational and Sales Results

	Q2 2023	Q2 2022

Total Ore Mined (tonnes)	489,892	378,273
Ore Grade Mined - Effective Grade[5] (%)	0.86	1.18
Total Mined - Dry Basis (tonnes)	3,671,842	2,503,696

Concentrate Produced (tonnes)	99,083	124,317
Grade of Concentrate (%)	3.34	3.28
Global Recovery[6] (%)	81.0	81.8

V2O5 Produced (Flake + Powder) (tonnes)	2,639	3,084
High purity V2O5 equivalent produced (tonnes)	983	587
V2O5 produced (equivalent pounds3)	5,817,992	6,799,048
V2O5 Equivalent Sold (tonnes)	2,557	3,291
Produced V2O5 equivalent sold (tonnes)	2,268	2,783
Purchased V2O5 equivalent sold (tonnes)	289	508

Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	5.18	4.23
Revenues per pound sold ($/lb)[1]	9.42	11.69

Q2 2023 Financial Highlights

  The Company recognized revenues of $53.1 million from sales of 2,557 tonnes of V2O5 equivalent (Q2 2022 - 2,849 tonnes) in Q2 2023. This represents a 37% decrease in revenues over Q2 2022 ($84.8 million) mainly due to lower sales and vanadium prices for the quarter. Reconciliation of the Company's revenues per pound sold1 and total quantities sold of each product are provided in the "Non-GAAP[7] Measures" section of this press release.

  Operating costs of $43.0 million (Q2 2022 - $50.7 million) include direct mine and production costs of $25.0 million (Q2 2022 - $23.9 million), conversion costs of $2.2 million (Q2 2022 - $2.3 million), product acquisition costs of $3.8 million (Q2 2022 - $9.6 million), royalties of $2.5 million (Q2 2022 - $3.7 million), distribution costs of $2.5 million (Q2 2022 - $2.9 million), inventory write-down of $0.7 million (Q2 2022 - $2.3 million), depreciation and amortization of $6.2 million (Q2 2022 - $5.5 million) and iron ore costs of $0.2 million (Q2 2022 - $0.2 million). The increase in direct mine and production costs is attributable to an increase in total ore mined and the move to a new mining contractor in Q3 2022. Higher mining costs, the change in production levels across the period and the ramp up following the challenges experienced in the prior quarter negatively impacted costs. In addition, as compared with Q2 2022, the Company continued to experience elevated costs in critical consumables. The Company is actively working to manage its usage of these consumables and is also starting to see a softening in consumable prices.

  Cash operating costs excluding royalties1 per pound sold were $5.18 per lb, compared with $4.23 for Q2 2022. The increase seen in Q2 2023 compared with Q2 2022 is largely due to the reasons noted above.

  Professional, consulting and management fees of $5.8 million decreased from Q2 2022 by 9%. The decrease was mainly due to lower expenses incurred in the mine properties segment in Q2 2023 over Q2 2022, which is primarily attributable to additional compensation costs incurred in Q2 2022.

  Other general and administrative expenses of $3.3 million decreased from Q2 2022 by 35% (or $1.8 million), which is primarily attributable to the increase in legal provisions recognized in Q2 2022 in the mine properties segment.

  Finance costs of $2.0 million in Q2 2023 increased by $1.7 million from Q2 2022, which is primarily attributable to interest on the increased debt level in Q2 2023 as compared with Q2 2022, as well as a write-down of vanadium assets of $0.2 million.

  Exploration and evaluation costs of $1.3 million in Q2 2023 increased by $1.1 million from Q2 2022. This was driven by infill drilling and geological model work at the Maracás Menchen Mine and diamond drilling at Campo Alegre de Lourdes.

  Following the completion of its short-term infill drilling program in the Campbell Pit, the resulting geological model update and the decision to prioritize operating flexibility in the near-term mine planning, the Company has decided to accelerate its pre-stripping mining rates. Accordingly, it has revised its guidance for capitalized waste stripping costs for 2023. Expenditures of $11.7 million were capitalized during the six months ended June 30, 2023, and the Company now plans to incur approximately $15.0 million in the remainder of 2023. The Company believes that increased operating flexibility at its open pit mine will, amongst other things, assist in preventing weather related disruptions at the mine.

  Cash provided by operating activities continues to be impacted by expenditures at LCE, with a net loss of $5.3 million recognized in Q2 2023 (Q2 2022 - $5.4 million).

Additional Corporate Updates

• Production: V2O5 production in April, May and June 2023 was 676 tonnes, 945 tonnes and 1,018 tonnes, respectively, for a total of 2,639 tonnes of V2O5 produced in Q2 2023.

• The Company completed its 2023 infill drilling campaign, which resulted in a further refinement of the Company's short-term mining model. The Company achieved a normalized production level in June following the completion of upgrades to the crushing circuit and an improvement in mining performance as compared with Q1 2023. These upgrades are expected to reduce operational maintenance costs and provide more flexibility in the blending of ores to stabilize V2O5 production.

• In Q2 2023, the Company produced 983 V2O5 equivalent tonnes of high purity products, including 706 tonnes of high purity V2O5 and 277 tonnes of high purity vanadium trioxide ("V2O3"). This represented 37% of the Company's total quarterly production.

• The global recovery6 achieved in Q2 2023 was 81.0%, a decrease of 1.0% from the 81.8% achieved in Q2 2022 and 2.4% lower than the 83.0% achieved in Q1 2023. The global recovery6 in April, May and June 2023 was 81.3%, 80.4%, 81.3%, respectively.

• The total material moved in the mine in June was a record 1,349,405 tonnes of waste and 108,104 tonnes of ore (dry basis). In Q2 2023, 489,892 tonnes of ore were mined with an effective grade5 of 0.86% of V2O5. The ore mined in Q2 2023 was 30% higher than in Q2 2022. The Company produced 99,083 tonnes of concentrate with an effective grade5 of 3.34%.

• Subsequent to Q2 2023, production in July 2023 was 644 tonnes of V2O5 equivalent as a result of process restrictions following the accident in July at its chemical plant. However, the Company accumulated intermediate stocks of vanadium material that is expected to be processed in August, offsetting a portion of weaker July V2O5 output.

• Sales: In Q2 2023, the Company sold 2,557 tonnes of V2O5 equivalent (Q2 2022 - 3,291 tonnes), including 289 tonnes of purchased products (Q2 2022 - 508 tonnes). Produced V2O5 equivalent sold decreased, with 2,268 tonnes sold in Q2 2023, as compared with 2,783 tonnes in Q2 2022. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally. Subsequent to Q2 2023, sales in July 2023 were 860 tonnes of V2O5 equivalent.

• Largo Clean Energy: During Q2 2023, LCE continued to make progress on the delivery of the EGPE contract, which remains a priority focus. LCE finalized the pumping of electrolyte for EGPE's VCHARGE VRFB deployment and completed cold commissioning of the system in June. The battery system was also successfully interconnected with the grid and the system inverter was successfully utilized to form the chemistry. The battery is currently performing charge-discharge cycles as part of the ongoing hot commissioning phase, which is anticipated to be completed in Q3 2023, along with provisional acceptance of the system by EGPE.

• During Q2 2023, Mr. Francesco D'Alessio was appointed as President of LCE. The Company continues to evaluate all strategic options for LCE in order to fully maximize its unique value proposition in the energy storage sector. This includes but is not limited to the potential strengthening and formalization of existing industry and commercial relationships, developing additional collaborative partnerships, evaluating alternative deployment strategies, and performing a comprehensive review of cost reduction measures.

• In accordance with this strategic evaluation, LCE has implemented a cost reduction plan and expects to realize savings of approximately 50% in its expenditures at LCE going forward.

• Ilmenite Plant: Construction of the ilmenite concentration plant was completed in Q2 2023. Commissioning of this new facility has commenced and is expected to be completed in Q3 2023. A gradual ramp-up of ilmenite concentrate production will occur in Q4 2023.

• Exploration: During Q2 2023, the Company completed approximately 5,000 metres of reverse circulation ("RC") infill drilling in the Campbell Pit and 3,500 metres of diamond drilling in the near mine deep drilling program. The Campbell Pit geological model was updated in Q2 2023 and delivered to the mine planning team. This model will continue to be updated quarterly and will assist with mine planning activities going forward.

• Largo Physical Vanadium Corp. ("LPV"): LPV continued its acquisition of vanadium assets, with $1.5 million spent during Q2 2023. LPV has deployed over 90% of its capital and is focussed on marketing and strategic initiatives to establish its business model.

Q2 2023 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, August 10th at 1:00 p.m. ET, to discuss its second quarter 2023 results and progress.

Webcast and Conference Call Details:

Details of the webcast and conference call are listed below:

Conference Call Details
Date:	Thursday, August 10, 2023
Time:	1:00 p.m. ET
Dial-in Number:	Local: +1 (416) 764-8650
North American Toll Free: +1 (888) 664-6383
Conference ID:	72903885
Webcast Registration Link:	https://app.webinar.net/YkB4eW6Ey1v
RapidConnect Link	https://emportal.ink/3rk2Eqz

Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: +1 (888) 390-0541
Replay Passcode: 903885#
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and 2022, and its management's discussion and analysis for the three and six months ended June 30, 2023, which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the commissioning and ramp-up of the ilmenite plan, ilmenite production; the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis, the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the improvements to mine planning based on the results of drilling campaigns; the affect of the re-assay program results on measured and indicated resource estimates. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the projected timing and cost of the completion of the EGPE project; our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions, the affect of the workforce reduction on operating costs, our ability to secure the required resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Q2 2023 Net Income Reconciliation

		Q2 2023
Total V2O5 equivalent sold	000s lbs	5,637	A
	Tonnes[i]	2,557

Produced V2O5 equivalent sold	000s lbs	5,000	B
	Tonnes[i]	2,268

Revenues per pound sold	$/lb	$ 9.42	C
Cash operating costs per pound	$/lb	$5.67	D

i.  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q2 2023
Revenues		$53,110	A x C 2,557 tonnes of V2O5equivalent sold (Q2 2022 - 3,291 tonnes), with revenues per pound sold of $9.42 (Q2 2022 - $11.69)
Cash operating costs		(28,365)	B x D Global recovery of 81.0% (Q2 2022 - 81.8%), impact of increased mining costs and cost increases for critical consumables
Other operating costs

Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(2,220)		Note 19 579 tonnes of FeV sold

Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(3,753)		Note 19 289 tonnes of V2O5 equivalent of purchased products sold, compared with 508 tonnes in Q2 2022 with a cost of $9,568

Distribution costs	(2,525)		Note 19

Depreciation	(6,202)		Note 19

Inventory write-down	(683)		Note 19 Attributable to purchased FeV and V2O5 inventory

Increase in legal provisions	(230)		See "other general and administrative expenses" section on page 5

Iron ore costs	(220)		Note 19
		(15,833)
Commercial & Corporate costs

Professional, consulting and management fees	(2,453)		Note 15 (Sales & trading plus Corporate)
Other general and administrative expenses	(1,332)
Share-based payments	(413)
		(4,198)
Largo Clean Energy		(5,236)	Note 15 (excluding finance costs and foreign exchange) 2023 guidance between $13,500 and $14,500
Largo Physical Vanadium		(332)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(174)	Note 15 - "other"
Foreign exchange loss		(817)
Finance costs		(1,981)
Interest income		480
Exploration and evaluation costs		(1,301)

Net income before tax		(4,647)

Income tax expense		295
Deferred income tax expense		(1,614)

Net income (loss)		$(5,966)

Note references in the table above refer to the note disclosures contained in the Q2 2023 unaudited condensed interim consolidated financial statements.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q2 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues - V2O5 produced[i]	$30,558	$45,976	$65,084	$67,790
V2O5 sold - produced (000s lb)	3,083	4,385	6,881	7,079
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$9.91	$10.48	$9.46	$9.58

Revenues - V2O5 purchased[i]	$2,937	$1,143	$5,465	$1,529
V2O5 sold - purchased (000s lb)	396	88	705	132
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$7.42	$12.99	$7.75	$11.58

Revenues - V2O5[i]	$33,495	$47,119	$70,549	$69,319
V2O5 sold (000s lb)	3,479	4,473	7,586	7,211
V2O5 revenues per pound of V2O5 sold ($/lb)	$9.63	$10.53	$9.30	$9.61

Revenues - V2O3[i]	$2,358	$-	$3,841	$-
V2O3 sold (000s lb)	177	-	311	-
V2O3 revenues per pound of V2O3 sold ($/lb)	$13.32	$-	$12.35	$-

Revenues - FeV produced[i]	$17,230	$22,883	$34,658	$41,911
FeV sold - produced (000s kg)	579	550	1,147	1,182

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
FeV revenues per kg of FeV sold - produced ($/kg)	$29.76	$41.61	$30.22	$35.46

Revenues - FeV purchased[i]	$27	$14,802	$328	$16,262
FeV sold - purchased (000s kg)	1	317	11	357
FeV revenues per kg of FeV sold - purchased ($/kg)	$27.00	$46.69	$29.82	$45.55

Revenues - FeV[i]	$17,256	$37,685	$34,986	$58,173
FeV sold (000s kg)	580	867	1,158	1,539
FeV revenues per kg of FeV sold ($/kg)	$29.75	$43.47	$30.21	$37.80

Revenues[i]	$53,110	$84,804	$110,531	$127,492
V2O5 equivalent sold (000s lb)	5,637	7,255	11,918	12,176
Revenues per pound sold ($/lb)	$9.42	$11.69	$9.27	$10.47

i. As per note 18 in the Company's Q2 2023 unaudited condensed interim consolidated financial statements.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating costs[i]	$43,029	$50,704	$88,960	$79,662
Professional, consulting and management feesii	624	1,567	1,468	2,603
Other general and administrative expensesii[i]	315	209	624	476
Less: iron ore costs[i]	(220)	(222)	(493)	(437)
Less: conversion costs[i]	(2,220)	(2,337)	(4,138)	(4,184)
Less: product acquisition costs[i]	(3,753)	(9,568)	(7,931)	(11,118)
Less: distribution costs[i]	(2,525)	(2,851)	(3,972)	(4,306)
Less: inventory write-down	(683)	(2,285)	(683)	(2,285)
Less: depreciation and amortization expense[1]	(6,202)	(5,507)	(13,453)	(9,812)
Cash operating costs	28,365	29,710	60,382	50,599
Less: royalties[i]	(2,450)	(3,742)	(4,895)	(5,768)
Cash operating costs excluding royalties	25,915	25,968	55,487	44,831
Produced V2O5 sold (000s lb)	5,000	6,135	10,741	10,882
Cash operating costs per pound ($/lb)	$5.67	$4.84	$5.62	$4.65
Cash operating costs excluding royalties per pound ($/lb)	$5.18	$4.23	$5.17	$4.12

i. As per note 19 in the Company's Q2 2023 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 15 in the Company's Q2 2023 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 15, less the increase in legal provisions of $0.2 million (Q2 2023) and $0.3 million (for the six months ended June 30, 2023) as noted in the "other general and administrative expenses" section on page 6 of the Company's Q2 2023 Management Discussion and Analysis.

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1 Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

2 Defined as current assets less current liabilities per the consolidated statements of financial position.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

4 Fastmarkets Metal Bulletin.

5 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

6 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

7 GAAP - Generally Accepted Accounting Principles
8 RBC Capital Markets Vanadium Outlook (2023)